Exhibit 99.3

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EDITED TRANSCRIPT

ANFI - Q2 2015 Amira Nature Foods Ltd Earnings Call

EVENT DATE/TIME: NOVEMBER 24, 2014 / 09:30PM GMT

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1

NOVEMBER 24, 2014 / 09:30PM GMT, ANFI - Q2 2015 Amira Nature Foods Ltd Earnings Call

CORPORATE PARTICIPANTS

Beth Saunders FTI Consulting - Senior Managing Director and Americas Chairman of Strategic Communications

Karan Chanana Amira Nature Foods Ltd - Chairman and CEO

Bruce Wacha Amira Nature Foods Ltd - CFO

CONFERENCE CALL PARTICIPANTS

Akshay Jagdale KeyBanc Capital Markets - Analyst

Eric Katzman Deutsche Bank - Analyst

PRESENTATION

Operator

Greetings and welcome to the Amira Nature Foods Second-Quarter 2015 Earnings conference call.

(Operator Instructions)

I would now like to turn the conference over to your host, Beth Saunders of FTI Consulting.

Thank you. You may now begin.

Beth Saunders - FTI Consulting - Senior Managing Director and Americas Chairman of Strategic Communications

Good afternoon, everyone, and welcome to Amira Nature Foods' Second-Quarter FY15 Earnings conference call.

Speaking on the call today are Karan Chanana, Amira's Chairman and Chief Executive Officer, and Bruce Wacha, Amira's Chief Financial Officer. We are also joined by Ashish Poddar, Executive Director of Finance, and Rajesh Arora, Senior Executive Director of Finance. By now, everyone should have access to the earnings release, which went out today at approximately 4:00 PM Eastern time. The earnings press release and earnings presentation slides are available on the Investor Relations portion of the Company's website at www.amira.net.

This call is being webcast, and a replay will also be available on Amira's website. Before I begin, we would like to remind everyone that prepared remarks contain forward-looking statements. And management may make additional forward-looking statements in response to your questions. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside the Company's control, that could cause its future results, performance, or achievements to differ significantly from the results, performance, or achievements expressed or implied by such forward-looking statements.

Important factors that could cause or contribute to such differences include risks detailed in the Company's public filings with the Securities and Exchange Commission, and those mentioned in the earnings release. Except as required by law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events, or otherwise. Also in the Company's earnings release, and in today's prepared remarks, the Company includes adjusted EBITDA, adjusted profit after tax, and adjusted earnings per share.

These are non-IFRS financial measures. A reconciliation of non-IFRS measures to the most directly comparable IFRS financial measures is included in the Company's press release.

And with that, I would like to turn the call over to Karan Chanana, Amira's Chairman and Chief Executive Officer.

Karan Chanana - Amira Nature Foods Ltd - Chairman and CEO

Thanks, Effie.

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NOVEMBER 24, 2014 / 09:30PM GMT, ANFI - Q2 2015 Amira Nature Foods Ltd Earnings Call

Good afternoon, everybody, and thank you for joining us on today's call. I will provide a brief overview of our financial highlights, review some of our current business achievements, provide you an update on our strategic initiatives. Then Bruce will review the financial results for the quarter in more detail. After that, we will open up the call for your questions.

We are very pleased to report another strong quarter for us at Amira. In the second quarter, our revenue increased by 31%, reflecting a sales growth of 41% in our largest market of India. Sales growth outside India was also very strong, growing at 25% during the quarter versus last year. Our sales, as you know, have been driven by a combination of both price and volume, as our products keep growing in significant demand across the world. This underscores our strong and growing brand equity for the Amira brand, which allows us to be a premium priced brand and drive volume through the Amira branded [filament]. As you look through the remainder of the FY15, we believe the pricing will play a positive driver of sales, reflecting strong demand for our brand.

Now I'd like to provide you an update of our recent harvest. As most of you know, the harvest occurs itself between October and January each year. And the majority of the rice we sell is aged for a minimum of a year or more. So we have come to another harvest year. Harvest is up 10% to 15% in volume, which is a great sign. There is growing demand for Indian Basmati Rice, and an increasing harvest is a positive testament of that. That means our work with the farmers, our talking to them, has yielded good results; and they planted more basmati rice.

Our import cost is, so far in the harvest, about 10% to 15% lower, which is great. However, I'd like to caution everybody, the harvest is still ongoing, and we are barely through 40% of the harvest. So a lower input cost is great for us. It enables us to feed the pipeline, which has gotten thinner during the last couple of years. And it's a great opportunity for us to enter new markets.

However, I will be happy to give you another update as we go along, and once the harvest is complete end of January. And you'd be right in time for our next call. So we're very excited about this. This spans out very well into our expansion plans, augments the farmer very well; and it's great to see a growing harvest year on year.

Now, in addition to our top-line growth this quarter, we've been able to deliver significant and better growth, approximately 40%, compared to the prior year. And a bigger expansion translates to 90 basis points. And that's over a year ago, and our margin is 14% now. This reflects our ability to leverage our operating platform as we continue to aggressively add scale.

Now let me provide you an update on how we've executed against our strategic initiatives in the second quarter and quarter to date.

Let's begin with India. We continue to expand our distribution footprint in the largest market, as well as strengthen our relationship both in traditional and modern retail. Modern is the organized retail, as we call it. We currently have nine Company-owed distribution centers, and we are on our track to reach our goal of 15 by fiscal year end. These DCs, as we call them, are important because they allow us greater access to customers across the entire Indian country.

We can move more products in a large and diverse market, increasing the breadth and depth of our distribution in both modern trade and traditional mom-and-pop stores. These DCs allow for more sufficient delivery and less reliance on third-party distributors, which allows better control of our destiny of pricing and delivery. And it enables us to get incremental sales from both the same stores and additional stores, which we capture. This is leading to significant market gains and higher brand awareness, resulting in robust sales growth, operating leverage, and underpinning a strong second-quarter earnings results.

We're also moving quickly to capitalize our new sales channels, and this is evidenced through our partnership with Snapdeal.com. With the number of India's Internet users projected to double by 2018, this partnership will give us access to India's largest online marketplace with over 20 million users. The partnership with Snapdeal.com will enable us to participate in India's robust e-commerce growth, and position us as the first rice brand in India to enter the e-Commerce channel in the region.

Outside India, internationally, we are also making significant progress, expanding our brand's presence. This is particularly true in the developed markets, which generally provide a large market opportunity, which is still fragmented, brand ownership positions. I'm particularly pleased with the progress we made in the UK. We continue to build on more than 3,000 distribution points through key wins with two premium retail chains.

We launched Amira-branded products in Waitrose stores, adding 553 distribution points in the UK. Now, the Waitrose chain in the UK is pretty much like what you have, Whole Foods, in the US. They command the same premium and the same socioeconomic segment of consumer base.

And then we launched into Asda, which is a wholly-owned subsidiary of Walmart, the second largest British supermarket chain. Combined with our existing agreements with Morrisons and Tesco, Amira-branded products are now sold in four of the five largest food retailers in the UK. This is quite an expansion story, given that we only entered the UK a year ago. The first Amira brand came on the shelf last year in May/June with Morrisons.

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NOVEMBER 24, 2014 / 09:30PM GMT, ANFI - Q2 2015 Amira Nature Foods Ltd Earnings Call

Now to the US. We are in our early stages of expansion in the United States. We continue to invest in our sales force, build our infrastructure, and drive our scale efficiently. This quarter, we expanded our distribution by adding Chicago specialty supermarket chain Mariano's. Now Mariano's has the Amira-branded products, both in the basmati and in the jasmine segment. Now, that's quite a win for us.

Along with our current distribution with Costco Club stores, we are confident that we will be seen in more and more distribution points and have more distribution wins in the coming months. We are well-positioned to benefit from the healthy food trends of American consumers, as we capitalize on the growth of the ethnic population and our distribution into the mainstream retailers. We all know how Indian basmati rice coming from the Portilla de [Amalias] is gluten-free, allergy-free, cholesterol-free, and has a lower glycemic index in white form even compared to brown ordinary rice.

Now, in other international markets, we continue to leverage our investments and capitalize on our broad product assortment, allowing us to grow sales and brand awareness. Our acquisition of Basmati Rice GmbH in Germany, which closed this January, gives us immediate access to Continental Europe. And we continue to build on that.

Another exciting time we've had is in Denmark. We have launched the Amira brand, both our gold line and our silver line, across 400-odd stores there; and we've had some early wins. And if you see the shelf -- what you see in Denmark, you will see the Amira brand, and one other brand only, in the premium category. This has encouraged us to even go deeper into Central Eastern Europe and Northern Europe. We've increased now our advertising and investment significantly in the second quarter, both in India and the UK. We've gone on television in the UK. We've expanded our point of sales, outdoor, print and radio in India.

We are doing the same now in Germany, Scandinavia, and more of the same in the Middle East. Additionally, we expanded our product portfolio to better address changing customer needs, capture new market opportunities, and grow sales. For example, to complement our core product offering, we've recently brought to market a selection of new and enticing projects, including ready-to-eat snacks, ready-to-heat meals, and organics. While these products are still in the early stages of a global roll-out, the feedback we have received from our customers is hugely positive.

In closing, I'm very pleased at our performance in the second quarter. And I'm confident that we are on track to meet or beat our FY15 financial goals. We are a high-growth company, positioned to benefit from growing demand for basmati rice and specialty rice by leveraging our unique supply chain for the world's finest products, rice and basmati rice. I'm excited about where we are as a Company, and confident in our strategy and our ability to continue to execute on our strategic initiatives and build a global world-class food branded company.

In addition to this, we are participating at the Fancy Food winter show in January. Please do visit us, those of you who are going to be in the San Francisco area.

I would like to thank you very much for the support -- for your support at Amira, and listening into the call today. Now I'd like to hand you over to our CFO, Bruce.

Bruce?

Bruce Wacha - Amira Nature Foods Ltd - CFO

Thank you, Karan.

Good afternoon everyone, and thank you for joining the call.

It is my pleasure to walk through the September period results, which are our fiscal 2Q and first half year. And the results are very strong. Today, we reported our ninth consecutive quarter of double-digit revenue and profit growth as a public Company. Revenue, adjusted EBITDA, and adjusted earnings per share were all up in excess of 30% for the quarter, driven by strong pricing and volume gains in our core Amira and third-party branded business.

Our basmati other specialty rice sales were up significantly, while our more opportunistically institutional business, as expected, declined from last year's exceptionally high levels. We continue to see many opportunities in our home market and around the world to grow our business and create value for our shareholders.

Now, as we discuss Q2 in detail, I'd like to reference page 5 of the investor presentation, which folks should have been able to obtain, along with our formal press release.

Revenues increased by $33.4 million, or 30.9%, to $141.4 million for the quarter. This is a record for Q2 revenues. Sales in India increased by $16.1 million, or 41.2%, to $55.3 million for the quarter, while our non-India or international sales increased by $17.2 million (sic, see Press Release, "$17.3 million"), or 25.1%, to $86.1 million. Amira-branded and third-party branded sales increased by $63.4 million, or 82%, to $140.7 million for the quarter. While our opportunistic Institutional business had sales of just $0.7 million, from last year's exceptionally high $30.7 million.

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NOVEMBER 24, 2014 / 09:30PM GMT, ANFI - Q2 2015 Amira Nature Foods Ltd Earnings Call

Our core basmati rice and other specialty rice categories grew by more than 80% in dollar terms, benefiting from high teens pricing and exceptional volume growth. Adjusted EBITDA increased by approximately $5.5 million, or 39.4%, to $19.7 million, with adjusted EBITDA margins increasing by approximately 90 basis points to 14%. This is one of our highest margins in a quarter ever.

Now, as we talk about some of the drivers for adjusted EBITDA margin increases, I would like to point out that adjusted EBITDA benefited from a gain of $2 million in other gains and losses, compared to a loss of $3.6 million in the prior year. The gain was primarily driven by a foreign exchange benefit from hedging revenue, when the Indian rupee strengthened against the US dollar. The average exchange rate for the quarter ended September 30, 2014, was INR60.61, compared to INR62.11 in the quarter ended September 2013. Our cost of materials, including the change of finished goods as a percent of revenues, plus foreign gain or loss resulting from the Company's hedging policy, decreased by 50 basis points, to 77.3%, when compared to 77.8% in the same period last year. While the net impact of all the remaining items was an increase of 40 basis points on adjusted EBITDA margins.

While this was reported as a gain, it effectively covered what otherwise would have been margin compression driven by weaker dollar denominated international sales and stronger rupee denominated input costs, had we not hedged. I think the point that I'd like to make here is that we report a clean EBITDA number, with very little in the way of add backs. We do not engage in speculative hedges, but we do hedge via the purchase of forward contracts to effectively lock in our margins when we enter into contracts outside of India. So as to protect ourselves from the adverse moves in the currency, given that the majority of our expenses are incurred in India.

We believe that the inclusion of the impact of the hedges on our operating results represent the true economic results of our business. Going forward, we will continue to highlight the impact of our foreign currency hedges on the business when their impact is meaningful.

I would also like to point out that the change in Other Expenses, which increased by more than $3 million for the quarter to $6.1 million, was largely driven by an increase in advertising spending. The increase in advertising accounted for nearly half of the increase in the other expenses for the quarter. And this is a result of our continued investment in the Amira brand, both in India and around the world.

Finally, our adjusted profit after tax and adjusted EPS increased by more than 60% in the quarter to $10.6 million, and $0.29 a share. The biggest drivers here is obviously the revenue growth and an increase in margins, but we also benefited as we continue to optimize our tax rates. We had an effective tax rate for the quarter of 8.2%, down from 30.1% a year ago, as we had more revenue and corresponding profits, and a lower tax jurisdictions.

Moving to page 6, we have a similar story for the six-month period, with revenues up 28.4%; adjusted EBITDA up 35.1%; and adjusted net profit after tax up 43.9%; adjusted EPS up 42.9%.

Now, on page 7, I would quickly point out that our Amira-branded and third-party branded business accounted for more than 99% of revenues, and the Institutional business less than 1%. Meanwhile, on the right side, you can see our India versus International business remained roughly the 40%/60% split that we have been accustomed to seeing for some time.

On page 8, which is titled Sales, Adjusted EBITDA and Margin Seasonality, and Progression Over Time, I would like to remind people that our fiscal 1Q and 2Q are typically the smallest from both a revenue and adjusted EBITDA basis, at roughly 20% each for the quarter. The third quarter has been in the high 20%s, and 4Q has averaged around 35% of annual revenue and adjusted EBITDA contribution. When looking at revenues and adjusted EBITDA plus margins, I would also point out that the 2Q margin of 14% is one of our highest quarterly margin levels on record.

On page 9, working capital items. The key themes here are that inventories remain in the low to mid 40%s as a percent of sales, as expected. While separately, we continue to reduce our trade payables, which dropped another $12 million for the quarter from 1Q 2015 into Q2 2015, to $11.9 million.

On page 10, capital structure, debt remains relatively constant at $184 million 2Q 2015 versus 1Q 2015. Our LTM adjusted EBITDA has now gone from $75.5 million at the end of 4Q 2014, to $80 million at the end of 1Q 2015, and now $85.6 million for the 12 months ended September 30, 2014. Our leverage continues to decline modestly while we were simultaneously investing in the business.

Page 11 is a new slide. It illustrates our performance over our 10 quarters as a public company, with nine straight recorded quarters of double-digit revenue and profit growth. If you were to compare our growth with our high-growth consumer peers and other food companies, you would see our demonstrated best-in-class status, which is driven by organic growth, meaning limited impact from acquisitions, given the one small tuck-in we did this past January in Germany.

And with that, I'd like to open it up for questions. Thank you again.

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5

QUESTION AND ANSWER

Operator

(Operator Instructions)

Akshay Jagdale, KeyBanc.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

Hi. Good evening.

Bruce Wacha - Amira Nature Foods Ltd - CFO

Hi, Akshay. How are you?

Akshay Jagdale - KeyBanc Capital Markets - Analyst

Good. So first question is on the --

Bruce Wacha - Amira Nature Foods Ltd - CFO

We lost you.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

Hello? Can you hear me now?

Bruce Wacha - Amira Nature Foods Ltd - CFO

Yes. We can.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

Okay. Sorry about that. So first question is on revenue. So very strong revenue growth. When I think about international versus India, as you reported it -- and again, we appreciate the disclosure. Just remind me again, the institutional piece would be international, right? So it I exclude the institutional business from the comparable period last year, that business grew -- so the rice business grew significantly internationally. Is that the right way to think about it?

Karan Chanana - Amira Nature Foods Ltd - Chairman and CEO

Yes.

Bruce Wacha - Amira Nature Foods Ltd - CFO

Correct.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

Okay. So again, I know your business can be choppy, right? Like quarter to quarter. I remember last quarter, I was asking about inventories, and you had mentioned a few shipments then, I guess, were waiting in container ships that were supposed to be shipped or something. Is that basically what happened is, it's not going to be smooth growth, but there was some choppiness in terms of the shipments, which drove the 100% plus growth in the rice business internationally? Is that how I should think about that growth?

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6

NOVEMBER 24, 2014 / 09:30PM GMT, ANFI - Q2 2015 Amira Nature Foods Ltd Earnings Call

Karan Chanana - Amira Nature Foods Ltd - Chairman and CEO

Actually, the way we do our business is, we plan for our business on an annual basis. We report quarterly, but we plan annually. We -- I think our business is very predictable, very transparent. And if you look at an annual basis, it's fairly smooth. Having said that, we report our quarters, they are what they are, and you cannot run a business plan quarter to quarter. We are in the aged Basmati business.

And we have the crop year, we have the financial year, and when we plan for -- the crop year to the crop year. And we find our sailing to be very smooth. We are very clear, focused on our brand and on third-party. The institutional is an opportunistic side. And that's how it has panned out. So we believe, and we have reiterated our guidance to meet or beat it. So if you look at the annual basis, year on year, it's smooth and strong sailing.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

Yes. The point -- that's helpful, but the point I was trying to get at is, it's actually -- so it's strong. No doubt it's strong. I'm just trying to figure out -- this quarter, the rice business accelerated significantly. Right? So that's really my question is, is that a fundamental shift? Or is that just the quarter-to-quarter choppiness, and the market still growing 30% and -- or 20% to 30%? And you guys continue to gain some share? Or is there some fundamental shift in demand that's driving the acceleration in your rice business?

Karan Chanana - Amira Nature Foods Ltd - Chairman and CEO

There is fundamental increase in demand across the world. We are focused on our brand and on third-party. [Institutional] happens when it does. The increase is clearly attributable to price and to volume. We've planned for that, and spoken to that, and it's a clear factor of the same. Bruce, do you have anything to add on that?

Bruce Wacha - Amira Nature Foods Ltd - CFO

Yes. Akshay, the other point -- I think this is where you're getting to is, when we gave guidance at the beginning of the fiscal year, or technically the end of last fiscal year, we talked about a 20% plus revenue growth knowing that we had high levels, right? Higher than normal levels in the institutional business.

And what we said when we gave that guidance was very clear, that we expected the overall business to grow in excess of 20%, knowing that we would be overcoming or compensating for potential backwards movement in terms of the institutional business. Because last year was such a great year, and we didn't expect it to continue. So I think where I would go with that is, it's not a surprise with us that we put up the numbers that we put up, because it was part of our master plan all along.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

And that's helpful. So in other words, you had planned for strong growth in your rice business to more than offset any -- the tough comp on institutional, and that's exactly what's happening. Now the question is, you didn't change your guidance for the back half on revenues, and I know that has been your historical practice. It implies slowdown. But is that just mainly conservatism? Or should we expect some sort of slowdown in the totals or retail business in the back half, for some reason?

Bruce Wacha - Amira Nature Foods Ltd - CFO

Yes, I speak (multiple speakers) -- sorry, go ahead, Karan.

Karan Chanana - Amira Nature Foods Ltd - Chairman and CEO

No. Go ahead, Bruce. No problem.

Bruce Wacha - Amira Nature Foods Ltd - CFO

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7

NOVEMBER 24, 2014 / 09:30PM GMT, ANFI - Q2 2015 Amira Nature Foods Ltd Earnings Call

Yes. What I was going to say is, we gave guidance for 20% plus growth. We're keeping the consistent message. So I don't think that we're telegraphing that there's going to be a de-acceleration in our growth rates. I think we're just giving the consistent message, as we have historically, which is we're targeting 20% growth in the business.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

That's helpful. And on -- two questions on gross margins. One is for the current period, and then one is related to the new crop and how it will play through eventually into your P&L. So the first question is, this quarter, the gross margin was in line -- or your cost of materials was in line with 1Q. For the last three years, your 2Q cost of materials has always been significantly lower than 1Q. I don't know if that's a coincidence, or what's going on there, but that's how I think we and the Street had it modeled.

So can you give us some perspective on why the gross margins on a year-over-year basis were down? Or thinking of it the way I'm thinking about it sequentially. 2Q versus 1Q historically in your business, your 2Q gross margins historically have been much higher. So that didn't show up this quarter. So just trying to understand that.

Bruce Wacha - Amira Nature Foods Ltd - CFO

I think the way -- and what we're trying to continue to do is give you guys more information, as we grow as a public company. And the key thing that we highlighted this quarter was the impact of our foreign exchange hedging. Right? The forward contracts we do. And so we showed, basically, that cost of materials margin on the pure accounting basis. So you just go to our P&L and look at it. But we also ran through the impact of that FX hedge, and how it played through from a margin standpoint. So you basically have two sets of numbers. What we're trying to show people is that cost of materials almost on a constant currency basis, because I think that that's the appropriate way to do things.

And so what I think, as far as if there's noise in the numbers, or thinking through how to interpret them, what we're telling people is that the 13.5%, 14% plus EBITDA margins that we've been showing is the way to look at the business. And you have to take into consideration that that other gains and losses item really isn't a separate item. It really should be flowing through the P&L on a regular basis. All we're doing is, we're just protecting our margins, so that any adverse move in FX is already covered. And that's all that happened in this quarter.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

Okay, and that's helpful. And then Karan, just talk a little bit about the crop. So obviously, the size of the crop coming into the year, some people were expecting 10% or less. I think you're now saying 10% to 15%. Maybe you can give us a sense as to what part of that range you would think it's going to end up at? And more importantly, how does that translate into the prices? So if your costs are down 10% for the paddy you're going to [provide] this harvest season, when are you going to start contracting for that business on a pricing perspective? And what's your expectation generally on the pricing side, if in fact costs are down?

Karan Chanana - Amira Nature Foods Ltd - Chairman and CEO

Interesting question, Akshay. So here's the thing. The harvest is still ongoing. We are today, on November 24, we've got a little more than half the time of harvest to go by. So we still believe the volume is up 10% to 15%, and we'll know exactly what it pans out to towards the end of the harvest. Now coming to your question on lower import cost. We look at that as an advantage, and here is why.

Clearly, what we are selling currently is crop 2013. We will continue to sell that until June, July for shipments. Once this harvest is way more complete, we will know what pricing will be, because import cost is lower. As the demand for Amira brand grows, and it is, and it is very strong across our [perimeter], you would seen that on our presentations on our website, where we have the best money can buy, the premium value [popularly] price, so enabling us to work within all segments. Where I'm getting to here is, we aim to pass on a lower -- less than our input cost decrease, thereby retaining some margin for ourselves and for the brand build-out. And we look at our ability to do that is very solid.

Now when will this pan out? We look at shipments from this crop year will only be captured in our next financial year. With the current conversations with clients, with distributors, and what the flow-through of our brand is, we believe we will have significant demand, and we currently do. So I think this is a great year. We're going into some very new countries, and expanding distribution in existing large countries. And I think this is a real sweet spot for us to do that.

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8

NOVEMBER 24, 2014 / 09:30PM GMT, ANFI - Q2 2015 Amira Nature Foods Ltd Earnings Call

I spoke about the pipeline being a [ten]. That means a lot of the third-party branded customers have been buying in more frequent intervals rather than in more bulk, because of the higher cost and the higher investment. And I think this slight lower import cost, some of it will be passed on to everybody and not the whole thing. And this will enable market expansion. I believe the demand would grow higher than it has in the previous years. And from whatever little we've seen so far, I think what I'm seeing is a clear representative of what's happening in the market.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

Thank you. And one last one for Bruce on the CapEx side. Can you give us an update on first, can you tell us what we should expect in terms of CapEx spending for FY15? Second, what are the buckets of that, or what's remaining? You've ordered some equipment. I believe there's some land purchase stuff to do. So can you give us the big buckets of the CapEx spend? And then update on where you stand on the new facility? That would be great, and I'll pass it on. Thanks.

Bruce Wacha - Amira Nature Foods Ltd - CFO

Sure. So like you said, there's a land purchase that'll happen. We currently have about 48 acres. We are looking to acquire some more land in that area, so we can have a big compound, have all of our warehouses, have our manufacturing facilities, and have room to continue to grow. So that's item one.

Item two is the equipment that we have a purchase order with Buhler four, the Swiss German company. So when that's ready for delivery, we will take that. And that will be that additional spend. And then there will also be some upgrades, in terms of the warehousing and the manufacturing equipment that we'll move from current location to this location. And so I think our total CapEx for the year, and to complete phase one of the project, is in line with what we said it was going to be before. But it's going to be back-end weighted. And we are waiting for delivery on the equipment. And when it's ready, we will take it.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

So what's the CapEx for this year?

Bruce Wacha - Amira Nature Foods Ltd - CFO

So the CapEx to complete phase one of the project, I think we've been saying since IPO, some $55 million, $65 million.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

Okay. Thank you. I'll pass it on.

Operator

Eric Katzman, Deutsche Bank.

Eric Katzman - Deutsche Bank - Analyst

Hi. Good evening, everybody.

Bruce Wacha - Amira Nature Foods Ltd - CFO

Hi, Eric.

Eric Katzman - Deutsche Bank - Analyst

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NOVEMBER 24, 2014 / 09:30PM GMT, ANFI - Q2 2015 Amira Nature Foods Ltd Earnings Call

A couple of questions, I guess. Let me just -- why don't we start towards the bottom, actually, on the tax rate. Obviously, quite low relative to what you've booked before. And I guess I'm a little surprised why it was so low, given that you continue to expand into the UK, which I assume -- or maybe US, which are higher tax rate jurisdictions. So is there -- maybe there's a one-time item in there or something? Maybe you could talk a little bit about that, Bruce?

Bruce Wacha - Amira Nature Foods Ltd - CFO

Sure. I think the big thing to remember is a lot of the revenue that is being driven out of Dubai is in a very tax-friendly environment. UK and US, we love those businesses, and we love the future opportunity for them, but it's still early days there. And so from a tax standpoint, that's not really driving the effective rate today. Just relative size, and where we are in the business development. So what we're seeing is, in a lot of the international sales, Dubai is a very tax efficient jurisdiction.

Eric Katzman - Deutsche Bank - Analyst

So even though India --

Bruce Wacha - Amira Nature Foods Ltd - CFO

Yes. India was profitable. India -- there was tax there. I think the way, Eric, I would look at it is, when thinking about our full-year effective tax rate, I would probably model out 2015 close to what we did in 2014. And we're basically lapping a tax rate of 30% this quarter with something that's lower. But on an ongoing basis, I'd think about it probably in that 20% area.

Eric Katzman - Deutsche Bank - Analyst

Okay.

Bruce Wacha - Amira Nature Foods Ltd - CFO

And as that changes, if we see permanent shifts, we will make sure that we alert people to that.

Eric Katzman - Deutsche Bank - Analyst

Okay. All right. And then, so just to follow-up on the gross margin question. If I adjust your cost of goods for this other financial expense item, it looks like your gross margins expanded by maybe 230 basis points, year over year? I think, I'm doing that math right.

Bruce Wacha - Amira Nature Foods Ltd - CFO

We lay it out clearly in the 6-K, which I think you guys have access to, but it's also in the press release and in our earnings presentation. So, I'll go to our earnings presentation page 5.

Eric Katzman - Deutsche Bank - Analyst

Okay.

Bruce Wacha - Amira Nature Foods Ltd - CFO

Right. And if you look, it's basically a 50 basis point benefit to us, after adjusting for the hedge accounting.

Eric Katzman - Deutsche Bank - Analyst

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NOVEMBER 24, 2014 / 09:30PM GMT, ANFI - Q2 2015 Amira Nature Foods Ltd Earnings Call

Okay. That's from -- that's September over September.

Bruce Wacha - Amira Nature Foods Ltd - CFO

Correct.

Eric Katzman - Deutsche Bank - Analyst

Okay. I'll have to follow up with you after. But if you just say it's 50 basis points, I guess to maybe Akshay's question. With so much less bulk business year over year, very strong volume and pricing, including the branded product, which I assume is higher margin; why wouldn't the expansion in gross margin be more significant? Is there something holding that back? And again, I'm trying to adjust and look at it including your -- the hedges and all the adjustments that you are making.

Bruce Wacha - Amira Nature Foods Ltd - CFO

No. I think that there is a couple puts and calls in there. And it's depending on the geography that we're going to. So my guess would be, with third-party branded -- and I'm going to caution you. You're talking gross margin. Really, it is our cost of materials margin, just because we don't report that way. We're not GAAP. But effectively, that same topic or same concept. What I would point out is clearly, the Amira branded business, as you would see it on the shelves in the US, albeit that's a small part of our business, would be a higher-margin business. Right?

You're also going to have the Amira branded business in India, which is going to be a nice business. And throughout the rest of the world, whether it's Middle East or not. And then you have your third-party branded business, where you're giving some of that margin, from a price point standpoint, to the -- to effectively to the distribution partner. Right? Because there has to be something in it for them, or why bother? And so I think there's -- on a geography by geography basis, there's a couple things going on at the same time. And overall, we're pretty happy with the movement on a cost of materials margin, after adjusting for the FX.

Eric Katzman - Deutsche Bank - Analyst

Okay. And then I guess Karan, maybe you could talk a little bit about the competitive landscape in India? And then I guess maybe just within Europe? What can you tell us about the other companies' activities in the market? Their sourcing of product? The competitive dynamics? Maybe just go into that a little bit? I think you mentioned that you -- through the DCs, you gain share. So it's -- who do you think is losing? And maybe just touch on that for a bit?

Karan Chanana - Amira Nature Foods Ltd - Chairman and CEO

I think the market is growing overall, and very strong growth in the Basmati segment. As far as the market dynamic goes, we don't like to talk about our competitors. But the fact and the reality is, within India, you would have only about four nationwide brands. The rest are marginal and regional. So there's a lot of room to grow. And yes, we believe, with our strong growth, we have taken margin. And that's for everyone to see in our distribution and our product is on the shelf a lot more than it has been. And we are growing quarter on quarter and year on year with that, as we buy more age-able product and put more through our system. Add DCs, add human resources to do that.

We're doing that very strongly in India. You asked about the UK and Europe. Europe is a big market, yet growing. And the competitive landscape there is more in the Western-style modern retail, is more regional. Again, you have different brands in Germany, Spain, France and other regions. There's no one single leader. Probably the only common factor would be Uncle Ben's, and then would be regional brands. And that's why we're trying to go in.

If you look at Denmark or Germany, we've got a foothold in both places. And we now reaching out to Austria, Finland, Norway, and expanding in those. And we find that the competitive landscape is highly fragmented. A lot of the large European rice producers or mill owners are concentrated on doing private label. That's what the historical [label] has been. Few brand orders have really pushed it through. I think that's a clear opportunity in the Basmati segment. We have seen a similar thing pan out in the UK, where we are in four of the five top retailers, and we are the last entrant into the market.

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NOVEMBER 24, 2014 / 09:30PM GMT, ANFI - Q2 2015 Amira Nature Foods Ltd Earnings Call

We clearly set out a plan based on our vision to be a mainstream brand. And if you look at Waitrose, Asda, Tesco and Morrisons, they have two aisles, which is the mainstream and the world food. Within the mainstream aisle at Waitrose, in Morrisons, and you will find only maybe one or two other brands in our space there, and not everybody else. So it clearly spells out the opportunity, and the opportunities captured clearly, by the vision which I set out. And the enabling execution, which we have proven time and again.

So we've built management teams across the world, and these management teams have successfully executed time and again, bringing the Amira brand to consumers [indivisibly] in the countries they are in and expanding it. So the competitive landscape remains overall the same. Now if you talk of the crop and the procurement, et cetera, the harvest is nearing half complete. It's still halfway to go. The landscape is same as last year, similar people buying. And I believe the higher crop and lower input costs will do well for brands like us, which are well spread out between India and the international markets.

We are also very well positioned across the value chain. A lot of our competition is selectively present in top, medium or the bottom end of it, and we are very clear of playing in every channel. So we recognize what the competition is, we respect the competition. We learn from who does what, when. And we just continue to implement our strategy, and we are successful at it.

I also spoke about our heightened presence as a brand, visible to the consumer, and you will see a lot more of that coming in. We've appointed Ogilvy Worldwide as our agency of choice, especially leading us out of the US. I am actually coming into the US tomorrow to put the final touches on a campaign, which will probably roll out second half of next year. And I think you could look forward to a lot more exciting things from Amira, in terms of consumer engagement.

Eric Katzman - Deutsche Bank - Analyst

And how much -- thank you for that. How much was your advertising up in the quarter and/or the first half?

Karan Chanana - Amira Nature Foods Ltd - Chairman and CEO

I don't have (multiple speakers) -- yes, go ahead, Bruce.

Bruce Wacha - Amira Nature Foods Ltd - CFO

Eric, we haven't broken this out historically on a quarterly basis. It is -- it will be in the 20-F like it was last year, when you break out and you look into the other expenses. But what I would say, is that approximately half of the increase in the other expenses was advertising.

Eric Katzman - Deutsche Bank - Analyst

Okay.

Bruce Wacha - Amira Nature Foods Ltd - CFO

So we're -- like Karan said, we're planning on doing these things, we're doing these things, and it is showing up the P&L.

Eric Katzman - Deutsche Bank - Analyst

Okay. All right. I think that does it for me. Thank you.

Bruce Wacha - Amira Nature Foods Ltd - CFO

Great. Thanks, Eric.

Karan Chanana - Amira Nature Foods Ltd - Chairman and CEO

Thank you.

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NOVEMBER 24, 2014 / 09:30PM GMT, ANFI - Q2 2015 Amira Nature Foods Ltd Earnings Call

Operator

Akshay Jagdale, KeyBanc.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

Hey, thanks for taking the follow-up. Can you hear me?

Bruce Wacha - Amira Nature Foods Ltd - CFO

Yes, we can.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

So on the gross margin, I just wanted to clarify. And I think I've figured out what may have -- what we're getting to hear. So just correct me if I'm wrong. I know you guys don't provide the breakout between third-party branded and Amira branded. But based on the international sales growing significantly faster than India sales, I think the mix of the business being skewed more towards third-party branded this quarter is what led the gross margin mix to be different than, I think, what we were expecting, meaning lower.

But at the end of the day, the EBITDA margins are still in line. So that's, I think, what happened this quarter. But is that a good way to think about it? Because the bottom line is relative to our expectations. The gross margin came in a little bit weak. And the reason for that is, you sold a lot more from a mix perspective in third-party branded then we were modeling. And that's what I'm seeing, so I just wanted to clarify that. Is that the right interpretation?

Bruce Wacha - Amira Nature Foods Ltd - CFO

I think that there is a mix, just -- like you were saying, there is a mix, both from a geographic standpoint and a branded/third-party branded. We are giving you guys data on the branded/third-party branded split on a full-year basis, but we have not been doing that on a quarterly basis. And so, I'm not going to do that right now. But what I would say is, we're actually really happy with the gross margin or the cost of materials margin. It's an uptick. This is our highest margin for this quarter, for a 2Q, and one of our highest ever, at 14%. So I got to be honest, I'm pretty happy with the margins, and where we're coming out on those things.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

Okay. And then on interest expense, can you help me understand? It was a lot higher than I thought, or we were modeling. The debt came in pretty much in line. Can you help me understand what's happening there? Was there anything unusual?

Bruce Wacha - Amira Nature Foods Ltd - CFO

It's pretty easy. I would look sequentially, rather than year over year, for the interest expense. So if you look, we are up from 1Q 2015, but we're not up a ton. And so I would keep that in mind. So from a sequential standpoint, interest expense, when comparing it to 1Q, looks different than it does looking 2Q year over year.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

So why was it up sequentially again?

Bruce Wacha - Amira Nature Foods Ltd - CFO

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NOVEMBER 24, 2014 / 09:30PM GMT, ANFI - Q2 2015 Amira Nature Foods Ltd Earnings Call

(multiple speakers) Yes, it's up marginally from Q2 versus Q1. But if you look year over year, because if you look when our debt increased, it was a couple quarters ago. So year over year, there is that jump that you're talking about. But on a -- this quarter versus the most recent quarter, before it -- the interest expense is not significantly larger.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

So we should model between $6 million and $8 million in interest expense for the next couple quarters? Is that (multiple speakers) way to think about it?

Bruce Wacha - Amira Nature Foods Ltd - CFO

But I think your interest expense last quarter -- sorry -- last -- sorry, the Q1 was like $7 million and change.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

Yes. Okay. All right. I'll pass it on. Thank you.

Karan Chanana - Amira Nature Foods Ltd - Chairman and CEO

Akshay, one more thing. On the margin side, we've always guided to a long-term guidance, which is financially at 17%, 18%, to 15% margin. Being a $1 billion company, I think we're well on our way to do that. Like Bruce said, 14% has been the highest margin ever, so we are very happy with it. And mind you, we've always modeled out, in our business, the growth of the Amira brand and what we need to do to support and build that. So I think our Amira brand and third-party branded, both have had very strong growth.

And in future, I think we're going to be aiming to give you quarterly guidance. We're not going to start right now. Quarterly -- sorry, not guidance -- quarterly breakout of the Amira and the third-party brand probably will start from the first quarter of the next financial year, as we're putting in more systems to do that. So you'll get a better overview of that. But the point is, where to look at it is, this is -- we are in line with our long-term, if not ahead of it, guidance. And we are just walking down the same path, what we've modeled out, in terms of the growth of the brand, the support, and everything else with it.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

No, I completely understand that, and I appreciate the increased disclosure. I think internally, obviously, you guys are very confident, and pretty positive. I just wanted to make sure there's no confusion on our side. And I think the only reason the gross margin was lower, relative to what we are expecting, was because of the Amira -- the third-party branded business being a bigger portion of the mix than it was last year. And that's this quarter.

And that's what I'm getting at. But at the end of the day, there's no G&A really associated with that business, which is why your EBITDA margin was in line with what we had. So that's -- I think we're getting to the same conclusion. I just want to clarify. But thank you for the commentary.

Karan Chanana - Amira Nature Foods Ltd - Chairman and CEO

No. I -- you are presuming that the third-party is larger. So we are going to work towards giving you actual to what it is. So that's where I would like to leave it.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

Perfect. Thank you.

Operator

Thank you. I'll turn the call back over to Karan Chanana please -- Please (multiple speakers) closing comment.

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NOVEMBER 24, 2014 / 09:30PM GMT, ANFI - Q2 2015 Amira Nature Foods Ltd Earnings Call

Karan Chanana - Amira Nature Foods Ltd - Chairman and CEO

Thanks. I'd like to thank everybody for your interest in Amira, and for your support, and thank you for listening in. We look forward to talking to you again in February, when we report our third-quarter December end financials. And look forward to talking to you then. Thank you.

Operator

Thank you. This does conclude today's teleconference. You may disconnect your lines at this time. Thank you for your participation.

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